Mail Stop 4561
								July 3, 2006
Vance L. Witt
Chief Executive Officer
BNA Bancshares, Inc.
133 E. Bankhead Street
New Albany, Mississippi 38652


Re:	BNA Bancshares, Inc.
	Form 10
      Filed June 19, 2006
	File No. 0-51941

Dear Mr. Witt:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10/A filed June 19, 2006

Management`s Discussion and Analysis

Securities, page 25

1. We note your statement on page 28 that the bank has
traditionally
held most of its investment securities until maturity.    In light
of
this policy, please tell us how you determined that it was appropriate to classify approximately $83.7 million (64%) of your investment securities as available for sale as of December 31, 2005.
If your statement on page 28 was intended to refer only to investment securities in a continuous loss position, please revise your filing to clarify.


Financial Statements and Supplementary Data

Annual Financial Statements - Years ended December 31, 2005, 2004, and 2003

Note 19 - Quarterly data (Unaudited), page 74

2. Please revise the headings in your tables on page 74 to more clearly indicate which quarter is represented by each column.
Currently, each column is titled "Fourth Quarter".

Quarterly Financial Statements - March 31, 2006

General
3. Please revise your statements of income and statements of cash flows to include presentation of comparable prior interim periods. Refer to Rule 3-02 of Regulation S-X.

4. Please also revise your interim financial statements to include relevant footnote disclosures, particularly where events subsequent to the end of the most recent audited fiscal period have occurred and had a material impact on your financial statements. For example, we note that you have not included any footnote disclosures for the interim period describing the reclassification of common stock to Class A voting common shares and Class B nonvoting common shares and the varying rights associated with each class of common stock. Refer to Rule 10-01(a)(5) of Regulation S-X.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Lisa Haynes at (202) 551-3424 or John Nolan, Accounting Branch Chief at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters.
Please contact Michael Clampitt, Staff Attorney at (202) 551-3434 or me at with any other questions.


      Sincerely,



      Christian Windsor
      Special Counsel

CC: 	Via Fax (601) 949-4804
	Keith Parsons, Esq.
	WATKINS LUDLAM WINTER & STENNIS, P.A.

Vance L. Witt, CEO
BNA Bancshares, Inc.
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